The New York Stock Exchange

11 Wall Street

New York, NY 10005

March 6, 2007

Dear Sirs:

Pursuant to Rule 303A.12(c) of the Listed Company Manual, Head NV wishes to inform the Exchange that Robert van de Voort, a member of our Management Board, has resigned from the Board for personal reasons effective as of March 1, 2007.

Please feel free to contact the undersigned at ph 0043 1 701 79 0 if you have any questions regarding this matter.

Best regards,

Ralf Bernhart

Chief Financial Officer

Head N.V.

HEAD N.V. postal address: P.O. Box 990, 1000 AZ Amsterdam The Netherlands T +31 20 625 1291 F +31 20 625 0956	Registered in Amsterdam Trade Register No. 24 286 737 VAT No. NL8076.59.095.B.01